Exhibit 4

Daniel J. Donoghue
Managing Partner
1 312 265 9604
ddonoghue@thediscoverygroup.com

June 8, 2009

The Board of Directors

c/o Mr. Mark Beariault, Corporate Secretary

OpenTV Corp.

275 Sacramento Street

San Francisco, CA 94111

Dear Directors:

Discovery Group is the largest independent investor in OpenTV, owning 11.4% of the outstanding Class A shares.  We are writing to express our support for the Special Committee’s rejection of the unsolicited offer from Kudelski Group (“Kudelski”) to acquire the shares it does not already own for $1.35 per share.  Based on this low offer price, and particularly apparent in Kudelski’s scathing assessment of OpenTV in its June 4, 2009 public response to the Special Committee’s rejection, we believe that Kudelski Group and Andre Kudelski do not see the inherent opportunity and value in OpenTV’s business and lack confidence in OpenTV’s management team and employees.  This is a terribly disturbing state of affairs given that Kudelski Group is OpenTV’s controlling shareholder and Andre Kudelski is the Chairman of OpenTV’s Board of Directors.

A potential resolution of this matter that we would like the Board to consider is a buy-out by OpenTV of Kudelski’s ownership interest at the same $1.35 price per share that it expected our Board to accept.  OpenTV has an idle cash balance of $114.2 million as of March 31, 2009.  The cost to purchase all of Kudelski’s 44.6 million shares, representing a 32% minority economic stake, at $1.35 per share would be $60.2 million, leaving OpenTV with more than enough residual liquidity to safely operate its business and fund its growth initiatives.

Such a transaction would alleviate the multiple conflicts of interest that have haunted OpenTV since Kudelski acquired its initial strategic investment in January 2007.  As we discuss in our recent shareholder proposal that seeks to return a small portion of OpenTV’s excess cash to shareholders through a share repurchase plan, which will appear in OpenTV’s forthcoming proxy statement, we have serious concerns that OpenTV’s hoard of cash has been earmarked as an acquisition war chest to serve the global business ambitions of Kudelski Group rather than to meet the investment objectives of all the OpenTV shareholders.  We believe that Kudelski’s disregard for the interests of OpenTV’s independent U.S. public shareholders was made fully apparent in two recent incidents:

191 N. Wacker Drive, Suite 1685, Chicago, IL 60606

Discovery Group meeting with Kudelski Group executives on March 26, 2009:

At this meeting Discovery representatives were informed verbally and in writing that “Kudelski intends to direct OpenTV to invest an incremental $100-150 million over three years (organic and via acquisitions) to sustain competitive differentiation and a higher revenue growth rate,” and that “Given the significant investments required, Open TV has limited excess cash and will not issue a special dividend nor pursue share buybacks under any circumstances.”

Kudelski Group press release of June 4, 2009:

“Kudelski intends to advocate through its board representation that OpenTV substantially increase its investment in next-generation solutions, mainly organically but also potentially through acquisitions, which will require a substantial portion of OpenTV’s currently available cash resources.”

OpenTV’s shareholders rightfully expect such decisions with respect to the use of the shareholders’ cash to be made by its Board of Directors, not by one major shareholder according to its own self-interests.  If Kudelski wishes to pursue risky, large-scale acquisitions, this buy-out proposal will provide the funding Kudelski needs without jeopardizing the U.S. shareholders’ interests.

Additionally, the buy-out of Kudelski’s interest would allow OpenTV to reconfigure its Board with truly independent directors with no links to Kudelski Group, Kudelski customers, or the Swiss government.  As an independent public company, management would be free to set the strategic direction of OpenTV on a course that maximizes the risk-reward opportunity for its U.S. public shareholders.  To the extent that OpenTV continues to struggle with the unique valuation challenges of a micro-cap public company, the absence of Kudelski provides the opportunity for other potential suitors of OpenTV that have been artificially blocked by Kudelski’s position, but would appreciate OpenTV’s inherent value to a greater extent than Kudelski has exhibited.

Please give this proposal serious consideration.  This Board’s next few steps will speak volumes as to its true constitution.  We are perplexed by the fact that it took the Special Committee over three months to arrive at what we believe to be the obvious and simple conclusion that Kudelski’s $1.35 per share offer was inadequate.  We anticipate that many OpenTV shareholders feel the same.  We are even more dismayed by Kudelski’s press release that we believe is highly derogatory of OpenTV and comes on the heels of a lengthy due diligence process that presumably was conducted under an agreement of confidentiality.  This is all to say that we hope that the bizarre circumstances of this process were not simply a grand design to portray the OpenTV directors as independent, while they serve as straw-men to rubber-stamp Kudelski’s deployment of OpenTV’s cash for Kudelski’s selfish aims.

If Kudelski insists that OpenTV is not worth more than $1.35 per share, it should be willing to sell its shares back to OpenTV for that same price.  Otherwise, we believe Kudelski’s true intent could only be to control the large cash balance at OpenTV for Kudelski’s benefit without regard for the interests of the independent U.S. shareholders.  If that is the case, all the OpenTV directors must reassess their ability to meet their fiduciary duty to the company’s shareholders.

Respectfully submitted,

DISCOVERY GROUP I, LLC

By:	/s/ Daniel J. Donoghue
Daniel J. Donoghue
Managing Member